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Exhibit 8.1

manatt
manatt -- phelps -- phillips

File No: 03568-041

July 17, 2003

Board of Directors
Central Pacific Financial Corp.
220 South King Street
Honolulu, Hawaii 96813

  Re:
  Material Federal Income Tax Consequences of the Acquisition of CB
  Bancshares by Central Pacific Financial Corp.

Ladies and Gentlemen:

        In accordance with your request, we provide the following analysis and opinions relating to certain federal income tax consequences of the proposed two-step transaction (the "Merger") whereby Central Pacific Financial Corp., a Hawaii corporation ("CPF"), will acquire CB Bancshares, a Hawaii corporation ("CB Bancshares"). Terms used in this letter have the same meaning as in Amendment No. 3 to the Form S-4 Registration Statement filed by CPF with the Securities and Exchange Commission in connection with the Merger, Registration No. 333-104783, including the exhibits thereto (the "Form S-4").

        Based upon review of the Form S-4 and your representations to us, we understand the facts pertaining to the Merger to include the following: As the first step to the Merger, CPF will make an exchange offer directly to the CB Shareholders for up to 100% of the outstanding common stock of CB Bancshares whereby each share of tendered CB stock will receive the Merger Consideration. The Merger Consideration shall be composed of CPF stock and cash (in the aggregate, approximately 35% in cash and 65% in CPF common stock). The CB Shareholders will be afforded elections to receive cash, CPF stock, or a combination thereof. Upon completion of the exchange offer, CPF will complete the acquisition through a second step statutory merger of CB Bancshares with and into CPF, with CPF being the resulting corporation. Alternatively, CPF may cause the second step to be a statutory merger of CB Bancshares with and into a wholly-owned subsidiary of CPF. Immediately following the statutory Merger, CPF will cause City Bank (a wholly-owned subsidiary of CB Bancshares) to merge with and into Central Pacific Bank (a wholly-owned subsidiary of CPF) with Central Pacific Bank being the resulting bank. The exchange offer and the statutory merger of CB Bancshares with and into CPF (or its subsidiary) have been represented by CPF to us to constitute component parts of a single integrated transaction undertaken pursuant to a single plan of reorganization adopted by CPF. The Merger will be carried out if certain conditions described in the Form S-4 are satisfied or waived by CPF, as described in the Form S-4.

        CPF will not issue fractional shares of CPF common stock pursuant to the exchange offer. Instead, each tendering CB Bancshares shareholder who would otherwise be entitled to a

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fractional share of CPF common stock will receive cash in an amount equal to that fraction (expressed as a decimal, rounded to the nearest 0.01 of a share) multiplied by the average of the closing sale price for a share of CPF common stock on the New York Stock Exchange as reported in the Wall Street Journal over the five consecutive trading days ending immediately prior to the second trading day before the expiration of the exchange offer. No dissenters' rights are available in connection with the exchange offer.

        CPF will not issue fractional shares of CPF common stock in the second step of the Merger, the statutory merger of CB Bancshares with and into CPF or the subsidiary of CPF. Such fractional shares shall instead be cashed out. If the exchange offer is completed and then the CB Bancshares statutory merger is completed, CB Bancshares shareholders will have certain rights under the Hawaii Business Corporation Act in connection with the statutory merger to dissent and demand dissenters' rights and to receive payment in cash of the fair market value of their shares of CB Bancshares common stock.

        Our analysis and the opinions set forth below are based upon the existence of the facts above and the facts set forth in that certain Form S-4 referred to above. Our analysis and opinions are also based on certain written factual representations to us from CPF and Central Pacific Bank in a letter of even date herewith (the "Representations Letter"). The facts and representations contained in the above-referenced documents are incorporated herein by reference as the operative facts underlying the tax opinions set forth herein. We have assumed, with your consent, that the statements and representations contained in the Form S-4 and the Representations Letter are true, correct and complete on the date hereof and will continue to be true, correct and complete. Any change or inaccuracy in such facts or representations may adversely affect our opinions.

        We have acted as special counsel to CPF in connection with the Merger and are rendering this opinion letter to CPF at the request of CPF. In rendering our opinions, we have examined such documents, laws, regulations and other legal matters as we have considered necessary or appropriate for purposes of the opinions expressed herein. In our examination, we have assumed, with your consent, the genuineness of all signatures on documents, the capacity of each party executing a document to execute such document, the authenticity of all documents submitted to us as an original, and the conformity to original documents of all documents submitted to us as copies. We also have assumed that the transactions related to the Merger or contemplated by the Form S-4 will be consummated in accordance with the Form S-4 and that all undertakings or covenants contained in the Form S-4 and the Representations Letter will be performed without waiver or breach of any material provision thereof (except for possible waivers by CPF as described in the Form S-4). Moreover, we have assumed that any representation or statement made "to the best knowledge" or similarly qualified is correct without such qualification, and that the merger of CB Bancshares with and into CPF (or its subsidiary, as the case may be) will qualify as a statutory merger under the laws of the State of Hawaii. We have not made any independent investigation in rendering our opinions other than as described herein.

        We have never represented CB Bancshares in connection with the Merger or otherwise. Due to the fact that the exchange offer has been opposed by the management of CB Bancshares, no representations have been obtained from CB Bancshares for purposes of this opinion letter. Instead, it is assumed that CB Bancshares could make the following representations (effective now and upon consummation of the Merger) after due investigation and consultation with its independent counsel and auditors:

        1.     The facts relating to the Merger pursuant to and as described in the Form S-4 are, insofar as such facts pertain to CB Bancshares, true, correct and complete.

        2.     The fair market value of the stock of CPF and other consideration received by each CB Bancshares shareholder in the Merger will be approximately equal to the fair market value of the CB Bancshares stock surrendered in exchange therefor. In connection with the Merger, no CB Bancshares shareholder will receive in exchange for CB Bancshares stock, directly or indirectly, any consideration from CPF or its subsidiaries other than stock of CPF, cash as set forth in the Form S-4, or cash in lieu of fractional shares of stock of CPF.

        3.     The consideration to be paid to the CB Bancshares shareholders in connection with the Merger for the acquisition of their CB Bancshares shares will be composed in the aggregate of not less than fifty percent (50%) (by fair market value as of the consummation of the Merger) in stock of CPF. For purposes of the foregoing sentence, the open market purchases of CB Bancshares by CPF described in the Form S-4, redemptions (if any) of rights provided under the CB Bancshares Rights Agreement, the payment of cash in lieu of fractional shares, and payments to CB Bancshares dissenters (if any) are included as part of the aggregate consideration paid for CB Bancshares shares in connection with the Merger.

        4.     CB Bancshares has not and shall not make any extraordinary distributions with respect to the CB Bancshares stock or redeem any CB Bancshares stock prior to and in connection with the Merger, and persons related to CB Bancshares have not made and shall not make any acquisitions of CB Bancshares stock prior to or in connection with the Merger. Certain individuals may exercise compensatory CB Bancshares stock options in connection with the Merger, but such individuals are not related persons with respect to CB Bancshares. Terms used in this representation (including who is a "related person" with respect to CB Bancshares) have the same meaning as in Treasury Regulations Section 1.368-1(e). For purposes of this representation, each partner of a partnership will be treated as owning or acquiring any stock owned or acquired by the partnership (and having paid any consideration paid by the partnership to acquire such stock) in accordance with the partner's interest in the partnership.

        5.     In the event the statutory merger involves a subsidiary of CPF as the surviving corporation instead of CPF itself, such subsidiary will acquire in the Merger at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by CB Bancshares immediately prior to the Merger. For purposes of this representation, amounts paid by CB Bancshares to CB Bancshares shareholders (if any) who receive cash or other property, amounts paid to dissenters, CB Bancshares assets used to pay its expenses of the Merger, redemptions (if any) of rights provided under the CB Bancshares Rights Agreement, and all other redemptions or distributions (except for regular, normal dividends) made by CB Bancshares immediately preceding the Merger, are included as assets of CB Bancshares held immediately prior to the Merger.

        6.     CB Bancshares has not sold, transferred or otherwise disposed of assets that would prevent CPF (or its subsidiary, as the case may be) either from continuing the historic business of CB Bancshares or from using a significant portion of CB Bancshares' historic business assets in a business following the Merger.

        7.     The liabilities of CB Bancshares and the liabilities to which the assets of CB Bancshares transferred in the Merger are subject were incurred by CB Bancshares in the ordinary course of its business.

        8.     CB Bancshares and its subsidiaries have not paid and will not pay, directly or indirectly, any expenses incurred by CPF or its subsidiaries or the CPF shareholders in connection with the Merger. CB Bancshares and the shareholders of CB Bancshares will pay their respective expenses, if any, incurred in connection with the Merger, except as otherwise provided in the Form S-4.

        9.     There is no intercorporate indebtedness existing between CPF and CB Bancshares or their respective subsidiaries.

        10.   CB Bancshares is not under the jurisdiction of a court in a case under Title 11 of the United States Code or a receivership, foreclosure or similar proceeding in federal or state court.

        11.   CB Bancshares is accurately described by at least one of the following two statements (A) and (B).

          (A)  CB Bancshares is not a regulated investment company, a real estate investment trust, or a corporation fifty percent (50%) or more of the value of whose assets are stock and securities and eighty percent (80%) or more of the value of whose total assets are held for investment (each, an "Investment Company"). In making the fifty percent (50%) and eighty percent (80%) determinations under the preceding sentence, (i) stock and securities in any subsidiary corporation shall be disregarded and the parent corporation shall be deemed to own its ratable share of the subsidiary's assets, and (ii) a corporation shall be considered a subsidiary if the parent owns fifty percent (50%) or more of the combined voting power of all classes of stock entitled to vote or fifty percent (50%) or more of the total value of shares of all classes of stock outstanding.

          (B)  Not more than twenty-five percent (25%) of the value of CB Bancshares' total assets is invested in the stock of any one issuer and not more than fifty percent (50%) of the value of its total assets is invested in the stock of five (5) or fewer issuers. For these purposes, all members of a controlled group of corporations (within the meaning of Section 1563(a) of the Code) shall be treated as one issuer. In addition, a person holding stock in a regulated investment company, a real estate investment trust, or an Investment Company that meets the requirements of (B) shall be treated as holding its proportionate share of the assets held by such company or trust.

        In determining assets for purposes of (A) and (B), there shall be excluded cash and cash items (including receivables), Government securities, and assets acquired (through incurring indebtedness or otherwise) for purposes of meeting the requirement of (B) or ceasing to be an Investment Company.

        12.   None of the compensation received by any shareholder-employee of CB Bancshares or its subsidiaries will be separate consideration for, or allocable to, any of their shares of CB Bancshares stock; none of the shares of stock of CPF received by any shareholder-employee of CB Bancshares or its subsidiaries pursuant to the Merger will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees of CB Bancshares or its subsidiaries will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

        13.   The fair market value of the assets of CB Bancshares transferred to CPF (or its subsidiary, as the case may be) will equal or exceed the liabilities assumed by CPF (or its subsidiary, as the case may be) plus the amount of liabilities, if any, to which the transferred assets are subject.

        14.   In the event the statutory merger involves a subsidiary of CPF as the surviving corporation instead of CPF itself, at the time of the consummation of the Merger, CB Bancshares will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in CB Bancshares that, if exercised or converted, would affect CPF's retention of control of the surviving corporation. For purposes of this letter, "control" means ownership of stock possessing at least eighty percent (80%) of the total combined voting power of all classes of stock entitled to vote and at least eighty percent (80%) of the total number of shares of all other classes of stock.

        15.   CB Bancshares will not, and to the best knowledge of the management of CB Bancshares, no CB Bancshares shareholder will, take any position on any federal, state or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Merger as a single integrated reorganization within the meaning of Section 368(a) of the Code unless otherwise required by a final "determination" (as defined in Section 1313(a)(1) of the Code to be a decision by the U.S. Tax Court or a judgment, decree, or other order by any court of competent jurisdiction which has become final) or by applicable state or local tax law or by a change in law after the consummation of the Merger (and then only to the extent required by such applicable state or local law or change in law).

        16.   Except for CPF's purchase of shares of CB Bancshares in the open market described in the Form S-4, neither CPF or any person related to CPF (within the meaning of Treasury Regulations Section 1.368-1(e)) owns, directly or indirectly, or has owned during the past five (5) years, directly or indirectly, any shares of the stock of CB Bancshares.

        Our opinions are based upon the Internal Revenue Code as of the date hereof and currently applicable regulations promulgated thereunder (including final, temporary and proposed regulations), published administrative positions of the Internal Revenue Service in revenue rulings and revenue procedures, and judicial decisions. Such legal authorities are all subject to change, either prospectively or retroactively. No assurance can be provided as to the effect of any such change upon our opinions. We have undertaken no obligation to update this letter for events occurring or coming to our attention after the date hereof.

        The opinions set forth herein have no binding effect on the Internal Revenue Service or the courts. No ruling from the Internal Revenue Service has been or will be sought on any issues related to the Merger, and there can be no assurance that the Internal Revenue Service will not take a view contrary to this letter. The opinions set forth herein represent rather our best legal judgment as to the likely outcome of the issues addressed herein if such issues were litigated and all appeals exhausted.

        In the case of transactions as complex as the Merger and the transactions related to the Merger, many federal, state and local income and other tax consequences arise. We have been asked only to address the issues specifically set forth below. No opinion is expressed regarding any other issues.

        This letter is being issued solely for the benefit of CPF and for the benefit of the CPF shareholders as of the date of consummation of the Merger. It may not be relied upon, used, circulated, quoted, or referred to by, nor may copies hereof be delivered to, any other person without our prior written consent.

        Standing alone, the exchange that is the first step in the Merger would be a taxable transaction. The exchange could not constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Likewise, standing alone, the statutory merger of CB Bancshares with and into CPF (or the subsidiary of CPF), as described in the Form S-4, might not constitute a reorganization within the meaning of Section 368(a) of the Code. However, it has been represented to us by CPF that the two steps in the Merger (the exchange offer and the statutory merger) constitute component parts of a single integrated transaction undertaken pursuant to a single plan of reorganization adopted by CPF.

        In Revenue Ruling 2001-26, the Internal Revenue Service addressed two situations. In the first situation, Corporation P and Corporation T are widely held manufacturing corporations organized under the laws of State A. T has only voting common stock outstanding, none of which is owned by P. P seeks to acquire all of the outstanding stock of T. For valid business reasons, the acquisition will be effected by a tender offer for at least 51% of the stock of T, followed by a merger of a subsidiary of P into T. P initiates a tender offer for T stock conditioned on the tender of at least 51% of the T shares. Pursuant to the tender offer, P acquires 51% of the T stock from T's shareholders for voting stock. P forms S and S merges into T under the merger laws of State A. In the statutory merger, P's S stock is converted into T stock and each of the T shareholders holding the remaining 49% of the outstanding T stock exchanges its shares of T stock for a combination of consideration, two-thirds of which is P voting stock and one-third of which is cash. The Internal Revenue Service assumed for purposes of the ruling that under general principles of tax law, including the step transaction doctrine, the tender offer and the statutory merger are treated as an integrated acquisition by P of all of the T stock. The Internal Revenue Service also assumed that all nonstatutory requirements for a reorganization under

Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code and all statutory requirements of Section 368(a)(2)(E) other than the requirement under Section 368(a)(2)(E)(ii) that P acquire T in exchange for its voting stock in the transaction, are satisfied.

        The second situation presented by the Internal Revenue Service in Revenue Ruling 2001-26 involved the same facts, except that S (rather than P) initiates the tender offer for T stock and, in the tender offer, acquires 51% of the T stock for P stock provided by P.

        The Internal Revenue Service viewed the tender offer as integrated with the statutory merger in both situations and as part of the statutory merger for purposes of application of the reorganization provisions (including Section 368(a)) of the Code. The Internal Revenue Service relied on the cases of King Enterprises, Inc. v. United States, 418 F.2d 511 (Ct. Cl. 1969), and J.E. Seagram Corp. v. Commissioner, 104 T.C. 75 (1995), in this analysis.

        Viewing the tender offer and the statutory merger in this manner, the Internal Revenue Service concluded in Revenue Ruling 2001-26 that in both situations the transaction qualifies as a reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code. The T shareholders that exchange their T stock for P stock in both parts of the integrated transaction are treated as exchanging stock in pursuance of a plan of reorganization.

        In Revenue Ruling 2001-46, the Internal Revenue Service addressed a situation in which a corporation ("X") owned all the stock of a newly formed wholly-owned subsidiary ("Y"). Pursuant to an integrated plan, X acquired all of the stock of an unrelated corporation ("T") in a statutory merger of Y into T (the "Acquisition Merger"), with T surviving. In the Acquisition Merger, the T shareholders exchanged their T stock for a mixture of X voting stock and cash that contained too much cash for the Acquisition Merger to qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, by reason of application of Section 368 (a)(2)(E) of the Code. However, following the Acquisition Merger and as part of the integrated plan, T merged into X in a statutory merger (the "Upstream Merger"). For purposes of the ruling, the Internal Revenue Service assumed (among other things) that the step transaction doctrine would apply to treat the Acquisition Merger and the Upstream Merger as a single integrated acquisition by X of all the assets of T.

        The Internal Revenue Service analyzed the foregoing two-step transaction presented in Revenue Ruling 2001-46 and concluded that it would treat the Acquisition Merger and the Upstream Merger not as a taxable stock acquisition by T that is a qualified stock purchase (within the meaning of Section 338 of the Code) followed by a liquidation of T (within the meaning of Section 332 of the Code), but instead as an acquisition of T's assets through a single statutory merger of T into X that qualified as a reorganization under Section 368 (a)(1)(A) of the Code. Further, the Internal Revenue Service concluded that an election under Section 338 of the Code to treat the transaction as a taxable purchase of T's assets could not be made.

        The Merger is similar to Revenue Ruling 2001-26 in most respects. The Form S-4 is replete with statements evidencing CPF's intent to acquire CB Bancshares through a combination of the exchange offer and the statutory merger and its intent to carry out both parts of the acquisition. In addition, CPF has represented to us that the two parts of the Merger are integrated and carry out a single plan of reorganization adopted by CPF. The main point of factual distinction between the Merger and Revenue Ruling 2001-26 is that the transactions in the revenue ruling require application of Section 368(a)(2)(E) of the Code to qualify the merger under Section 368(a)(1)(A), whereas the Merger may be a direct statutory merger of CB Bancshares into CPF without involvement of Section 368(a)(2)(E). This factual distinction should not cause a difference in qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. The Form S-4 states that CPF may elect to cause the statutory merger in the second step to be a merger of CB Bancshares with and into a wholly-owned subsidiary of CPF rather than with and into CPF itself. This alternative form of transaction would be a forward triangular merger. Revenue Ruling 2001-26 involved a reverse triangular merger rather than a forward triangular merger, but such a forward triangular merger also should not cause a difference in qualification of the Merger as a reorganization within the meaning of Section 368(a)(1)(A) of the Code by reason of application of Section 368(a)(2)(D) of the Code.

        In both Revenue Ruling 2001-26 and Revenue Ruling 2001-46, the Internal Revenue Service assumed that the step transaction doctrine applied to treat the transactions as integrated. In this case, CPF has represented that the exchange offer and the statutory merger are component parts of a single integrated transaction undertaken pursuant to a single plan of reorganization adopted by CPF with the intention, expectation and commitment to carry out all of the steps in the plan as set forth in the Form S-4. CPF has represented that, in order for CPF to achieve its business objectives, the statutory merger is necessary in order to eliminate minority shareholders from ownership of CB Bancshares, and that the objective and intent of such integrated plan is the acquisition by CPF of all the assets of CB Bancshares through a combination of the exchange offer and the statutory merger. These facts are sufficient to cause the step transaction doctrine to apply to the Merger.

        Subject to the foregoing, it is our opinion that the Merger will constitute for federal income tax purposes a single integrated transaction that will constitute a reorganization within the meaning of Section 368(a) of the Code. We are also of the opinion that the section titled "Material U.S. Federal Income Tax Consequences of the Exchange Offer and the Proposed Merger" in the Form S-4 accurately describes the material U.S. federal income tax consequences of the Merger.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our name in the Form S-4. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

                      Very truly yours,

                      /s/ Manatt, Phelps & Phillips, LLP

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  Exhibit 8.1